

Mail Stop 3561

March 23, 2018

Matthew Schultz
President, Chief Executive Officer, Principal Executive Officer and Director
CleanSpark, Inc.
70 North Main Street, Suite 105
Bountiful, Utah

> **Re:    CleanSpark, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2017**
> **Filed January 16, 2018**
> **Response Dated March 9, 2018**
> **File No. 0-53498**

Dear Mr. Schultz:

We have reviewed your March 9, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to prior comments is to comments in our February 27, 2018 letter.

Notes to Consolidated Financial Statements, page F-6

Note 4. Business Acquisition, page F-10

1.    We have reviewed your response to comment one. For each asset that is at risk of material impairment at the most recent balance sheet date (for example the Flexpower system, goodwill, and other intangibles), we believe MD&A should be revised to:

- disclose the extent by which fair value or undiscounted cash flows, as applicable, exceeded carrying value as of the date of the most recent impairment test;
- provide a description of the methods and key assumptions used to determine the fair value and expected cash flows of the assets and how those key assumptions were determined;

- include a discussion of the degree of uncertainty associated with the key assumptions (for example, the valuation model assumes the following contract awards within a designated time frame and growth rates of over 20%); and
- include a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions (for example, if contract discussions with Macerich do not materialize, further asset impairments of what magnitude and in what periods may be recorded).

Please confirm you will endeavor to provide disclosures of this nature in future filings, where applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 if you have questions regarding comments on the financial statements and related matters. You may contact me at 202-551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Branch Chief
Office of Consumer Products